Exhibit 99.61

NEWS RELEASE August 14, 2020 #2020-08

Regulators Release Draft Environmental Impact Statement on Stibnite Gold Project

60-day Comment Period on the proposed Redevelopment and Restoration of the Stibnite Mining District

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX, “Midas Gold” or the “Company”) today announced that the U.S. Forest Service’s (“USFS”) had released the Draft Environmental Impact Statement (“DEIS”) on the Stibnite Gold Project (“Project”) for public comment. Individuals will have 60 days to comment on the proposed redevelopment and restoration of the former Stibnite gold, silver, antimony and tungsten mine, which is located in Valley County, Idaho. The comment period is legally required to be 45 days and the USFS has decided to grant a 15-day extension. In addition to producing gold and silver, the Stibnite Gold Project would produce the only domestically mined source of the critical mineral antimony in the United States, invest approximately $1 billion in construction, provide approximately 500 direct, family wage jobs for Idahoans as well as numerous indirect jobs in the supply, services and contracting sectors, address numerous legacy mining issues affecting the environment and reconnect migrating salmon to their native spawning grounds for the first time in more than 80 years.

“We are one step closer to recognizing the full benefits of the Stibnite Gold Project,” said Stephen Quin, CEO of Midas Gold Corp. “Our company has worked hard for the last decade to design and permit a mining project that could redevelop and restore an abandoned brownfields site and have a positive economic impact on the local community and Idaho in general. We have carefully developed an approach to use the proceeds of mining to restore fish passage and habitat, address numerous legacy environmental impacts and improve water quality in the region. If permitted, we will bring hundreds of well-paying jobs to rural Idaho and invest hundreds of millions of dollars in the state. We encourage community members to write to regulators and let them know why they support the Stibnite Gold Project, if they want to see all of this happen.”

Midas Gold designed the Stibnite Gold Project to integrate responsible, modern mining with the restoration of legacy and new disturbances. At first glance of the extensive DEIS released today, readers should note that the Executive Summary prepared by the U.S. Forest Service only summarizes the impacts of proposed mining. The reader should look to the rest of the document and Appendix D to see the holistic impact analysis with the voluntary and required mitigation proposed for the various resources incorporated.

The project has strong support in Idaho, with more than 1,000 people signed up as members of the Support Stibnite Coalition, most of them Idaho residents.

“I have lived in Idaho since I was 17,” said Willie Sullivan, co-chair of the Support Stibnite Coalition. “I have memories of the old mining operations up at Stibnite, having roamed there as a child, and I have fond memories of hunting and fishing in the area as a child. If you’ve been to the site, you know it is a mess and needs to be cleaned up. I support Midas Gold’s plans to use modern mining to restore the site because I want my grandchildren to see this area cleaned up. Plus, the project will be a boon for our economy and provide jobs to many families in our region.”

Individuals who wish to view the document or comment on the Project can visit www.RestoreTheSite.com. Additional information about the Project and Midas Gold’s plans for site restoration, redevelopment of mining operations, reconnecting salmon to their spawning grounds, protecting the environment, jobs, and producing the critical mineral antimony, can be found at www.midasgoldidaho.com/news/deis-released/. Comments on the DEIS are due by October 13, 2020.

Comprehensive Review of the Stibnite Gold Project

Midas Gold has been studying the Stibnite Gold Project for the past decade. During this time, the company has worked closely with regulators to provide all of the information they needed to conduct a comprehensive review of the project. Under the National Environmental Protection Act (“NEPA”), regulators need to ensure they meet the regulatory requirements to support a robust and defensible Record of Decision.

Midas Gold has delivered more than 80 reports totaling 27,522 pages of scientific data and analysis to the 11 federal, state and local agencies reviewing the Project. These documents included baseline studies, technical reports, scientific modeling data and other supporting information. During the review process, regulators made 114 requests for additional information (“RFAI”) and 22 additional requests for clarifications (“RFC”) in order to evaluate the thoroughness of the environmental impact analysis. Midas Gold responded to all of these requests with additional data and analysis to aid regulators in their careful consideration of the proposed plan and various alternative development scenarios.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken by the USFS, EPA, IDEQ, the State of Idaho, tribes and other state, federal and local government agencies and regulatory bodies; the timing and procedure for (i) incorporation of improvements into the Draft EIS, (ii) the joint review process, (iii) the CERCLA AOC and work plans with the EPA; and the actions to be taken with respect to litigation under the Clean Water Act, including its potential dismissal pursuant to a completed AOC. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "targeted", "complete", "comprehensive", "defensible", "ensure", "potential" and "robust", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the formal review process under NEPA (including a joint review process involving the USFS, the State of Idaho and other state, federal and local agencies and regulatory bodies) as well as the public comment period, EIS and ROD will proceed in a timely manner and as expected; that agency engagement, cooperation and collaboration as contemplated under the MOU will follow the mutually agreed upon schedule set out therein and proceed as expected and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under NEPA; uncertainty surrounding input to be received pursuant to the public comment period; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the USFS, State of Idaho and other stated, federal and local agencies and regulatory bodies (including, but not limited to, future US government shutdowns); risks related to opposition to the Project including litigation involving the Nez Perce Tribe; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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